ClickSoftware Contact:                          Investor Relations Contact:
Noa Schuman                                     Marybeth Csaby / Rob Fink
Investor Relations                              KCSA Strategic Communications
+972-3-7659-467                                 212-896-1236 / 212-896-1206
Noa.Schuman@clicksoftware.com                   mcsaby@kcsa.com / rfink@kcsa.com

        CLICKSOFTWARE REPORTS RECORD REVENUES FOR THE FIRST QUARTER ENDED
                                 MARCH 31, 2010

                    Quarterly Revenues Up 35% Year-Over-Year

-------------------------------------------------------------------------------

BURLINGTON, MA, April 28, 2010 - ClickSoftware Technologies Ltd. (NasdaqGS:
CKSW), the leading provider of workforce management and service optimization solutions, today announced results for the first quarter ended March 31, 2010.

For the first quarter ended March 31, 2010, total revenues were a Company record $17.5 million, up 35% compared with revenues of $13.0 million for the same period in 2009. Net income for the first quarter of 2010 was $2.8 million, or $0.09 per fully diluted share, compared with net income of $2.6 million, or $0.09 per fully diluted share, for the same period last year.

Non-GAAP net income for the quarter was $3.7 million, or $0.11 per fully diluted share, compared with $2.8 million, or $0.09 per fully diluted share, for the same period last year.

Software license revenues for the first quarter of 2010 were $6.8 million, while service and maintenance revenues were $10.7 million. This compares to software license revenues of $4.3 million and service revenues of $8.7 million for the same period last year.

Gross profit in the first quarter of 2010 was $11.0 million, or 63% of revenues, compared to $8.7 million, or 67% of revenues, in the same period last year.

Cash, cash equivalents and short and long-term investments at the end of the first quarter of 2010 increased to $38.8 million from $35.0 million at the end of the fourth quarter of 2009. Net cash provided by operating activities was $4.0 million during the first quarter of 2010.

Comments of Management
"Reporting record revenues, strong profit growth and significant cash generation in the first quarter provides a solid start to 2010. We made strategic progress on all fronts, and are excited to build on this momentum," commented Dr. Moshe BenBassat, ClickSoftware's Chairman and CEO. "We saw growth in the form of new customers as well as a significant increase in repeat business. We believe additional orders from existing customers are a positive signal and a testament to the value our products offer. As we also announced during the quarter, we had some strategic wins to our newly launched ClickSoftware Mobility Suite, including SoCalGas and SDG&E in California, and ETSA Utilities in Australia. The SAP relationship continues to pay off and develop", he added.

Outlook
The Company reiterates the previously provided year 2010 guidance of revenues in the approximate range of $71.5 to $74.5 million, representing about 17% to 22% growth over 2009.

Investors Conference Call
ClickSoftware will host a conference call today at 9:00 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call
(888) 846-5003 and ask for the ClickSoftware conference call. International participants, please call (480) 629-9856. The call will be available live on the internet (in listen mode only) at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (800) 406-7325 (international callers can dial (303) 590-3030), ID Code: 4281091.

About ClickSoftware
ClickSoftware is the leading provider of workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting, capacity planning and shift scheduling to real-time decision-making, incorporating scheduling, mobility and location based services, ClickSoftware helps service organizations get the most out of their resources. With over 150 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The Company is headquartered in Burlington, MA and Israel, with offices in Europe and Asia Pacific.

For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com, the content of which is not part of this press release.

Use of Non-GAAP Financial Results
In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation in accordance with the requirements of ASC 718 (originally issued as SFAS No. 123R, "Share-based Payment" ("123R")), tax benefit related to the update of deferred tax asset and the amortization of acquired intangible assets. The Company's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements
This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues and deferred revenues. For example, when we discuss our "Outlook" for 2010, our future strategic progress and expected development from our SAP relationship, we are using forward-looking statements. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2009 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note:  Financial Schedules Attached

                         ClickSoftware Technologies Ltd.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (Unaudited. In thousands, except share and per share amounts)

                                                                          Three Months Ended
                                                            March 31, 2010                  March 31, 2009
                                                     ----------------------------    ----------------------------
                                                                         % of                            % of
                                                           $           Revenues           $            Revenues
                                                     ------------    ------------    ------------    ------------
Revenues:
   Software license                                  $      6,838              39%   $      4,294              33%
   Services                                                10,645              61%          8,683              67%
                                                     ------------    ------------    ------------    ------------
     Total revenues                                        17,483             100%         12,977             100%
                                                     ------------    ------------    ------------    ------------
Cost of revenues:
   Software license                                           693               4%            656               5%
   Services                                                 5,826              33%          3,589              28%
                                                     ------------    ------------    ------------    ------------
     Total cost of revenues                                 6,519              37%          4,245              33%
                                                     ------------    ------------    ------------    ------------

Gross profit                                               10,964              63%          8,732              67%
                                                     ------------    ------------    ------------    ------------

Operating expenses:
   Research and development costs, net                      1,847              11%          1,394              11%
   Selling and marketing expenses                           4,361              25%          3,601              28%
   General and administrative expenses                      1,556               9%          1,362              10%
                                                     ------------    ------------    ------------    ------------

     Total operating expenses                               7,764              44%          6,357              49%
                                                     ------------    ------------    ------------    ------------

Net income from operations                                  3,200              18%          2,375              18%

Interest, net                                                  (4)              0%            247               2%
                                                     ------------    ------------    ------------    ------------
Net income before taxes                              $      3,196              18%   $      2,622              20%
Tax expense, net                                              422               2%             20               0%
                                                     ------------    ------------    ------------    ------------
Net income                                           $      2,774              16%   $      2,602              20%
                                                     ------------    ------------    ------------    ------------

Net income per ordinary share:
Basic                                                $       0.09                    $       0.09
                                                     ------------    ------------    ------------    ------------
Diluted                                              $       0.09                    $       0.09
                                                     ------------    ------------    ------------    ------------
Shares used in computing basic Net income per share    30,263,328                      28,666,350
                                                     ------------    ------------    ------------    ------------
Shares used in computing diluted Net income
per share                                              32,042,427                      29,592,373
                                                     ------------    ------------    ------------    ------------

                         ClickSoftware Technologies Ltd.
                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)

                                                                March 31,       December 31,
                                                                  2010             2009
                                                             --------------    -------------
                                                               (unaudited)       (audited)
       ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                 $       18,228    $       15,594
   Short-term investments                                            19,970            18,852
   Trade receivables, net                                            16,534            16,410
   Deferred taxes                                                     2,820             3,160
   Other receivables and prepaid expenses                             2,227             1,980
                                                             --------------    --------------
           Total current assets                                      59,779            55,996
                                                             --------------    --------------
FIXED ASSETS
   Cost                                                               6,400             6,025
   Less - accumulated depreciation                                    3,117             2,898
                                                             --------------    --------------
           Total fixed assets                                         3,283             3,127
                                                             --------------    --------------
   Long-term investments                                                577               528
   Intangible assets, net                                             2,602             2,802
   Goodwill                                                           2,511             2,511
   Severance pay deposits                                             1,551             1,485
                                                             --------------    --------------
       Total Assets                                          $       70,303    $       66,449
                                                             ==============    ==============

       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accrued expenses                     $       10,084    $       11,619
   Deferred revenues                                                  8,337             6,711
                                                             --------------    --------------
           Total current liabilities                                 18,421            18,330
                                                             --------------    --------------

LONG TERM LIABILITIES
   Accrued severance pay                                              2,991             2,879
   Deferred revenues - Long term                                      2,923             2,582
                                                             --------------    --------------
           Total long-term liabilities                                5,914             5,461
                                                             --------------    --------------
           Total liabilities                                         24,335            23,791
                                                             --------------    --------------

SHAREHOLDERS' EQUITY
   Ordinary shares of NIS 0.02 par value                                125               124
   Additional paid-in capital                                        79,520            78,933
   Accumulated deficit                                              (33,664)          (36,438)
   Accumulated other comprehensive income                                30                82
   Treasury stock, at cost:  39,000 shares                              (43)              (43)
                                                             --------------    --------------
           Total shareholders' equity                                45,968            42,658
                                                             --------------    --------------
       Total Liabilities and shareholders' equity            $       70,303    $       66,449
                                                             ==============    ==============

                         ClickSoftware Technologies Ltd.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                    Three Months Ended
                                                             March 31, 2010    March 31, 2009
                                                               (unaudited)       (unaudited)
                                                             --------------    --------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                $        2,774    $        2,602
   Adjustments to reconcile net income to
   net cash provided by operating activities:
     Expenses not affecting operating cash flows:
         Depreciation                                                   305               216
         Amortization of deferred compensation                          339               188
         Amortization of acquired intangible assets                     199                 -
         Severance pay, net                                              46              (165)
         Other                                                            2                17
     Changes in operating assets and liabilities:
         Increase in trade receivables                                 (124)           (1,261)
         Decrease in deferred taxes                                     340                 -
         Increase in other receivables                                 (299)             (924)
         Increase in accounts payable and accrued expenses           (1,535)             (479)
         Increase in deferred revenues                                1,967             2,811
                                                             --------------    --------------
   Net cash provided by operating activities                 $        4,014    $        3,005
                                                             --------------    --------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of equipment                                             (462)             (403)
     Short-term investment                                           (1,167)           (3,333)
                                                             --------------    --------------

   Net cash used in investment activities                    $       (1,629)   $       (3,736)
                                                             --------------    --------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Employee options exercised                                         249                41
                                                             --------------    --------------

   Net cash provided by financing activities                 $          249    $           41
                                                             --------------    --------------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                      2,634              (690)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     15,594            17,427
                                                             --------------    --------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                   $       18,228    $       16,737
                                                             --------------    --------------

                         ClickSoftware Technologies Ltd.

            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS (Unaudited. In thousands, except share and per share amounts)

                                                                         Three Months Ended
                                                        March 31, 2010                     March 31, 2009
                                                -------------------------------    -------------------------------
                                                                      % of                               % of
                                                      $             Revenues             $             Revenues
                                                --------------   --------------    --------------   --------------
GAAP Net income:                                $        2,774               16%   $        2,602               20%
Adjustment of share-based compensation
within:
     Cost of services                                       44                                 29
     Research and development costs, net                    36                                 27
     Selling and marketing expenses                         88                                 59
     General and administrative expenses                   171                                 74
Adjustment of amortization of intangible
assets within:
     Cost of revenues                                      169                                  -
     Research and development costs, net                    30                                  -
Deferred taxes                                             340                                  -
                                                --------------   --------------    --------------   --------------
Non-GAAP Net income                             $        3,652               21%   $        2,791               22%
                                                --------------   --------------    --------------   --------------

GAAP Net income per ordinary share:
Basic                                           $         0.09                     $         0.09
                                                --------------   --------------    --------------   --------------
Diluted                                         $         0.09                     $         0.09
                                                --------------   --------------    --------------   --------------

Non-GAAP Net income per ordinary share:
Basic                                           $         0.12                     $         0.10
                                                --------------   --------------    --------------   --------------
Diluted                                         $         0.11                     $         0.09
                                                --------------   --------------    --------------   --------------